Exhibit 99.1

Phoenix New Media Announces Further Investment in Tadu

BEIJING, March 1, 2019 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has exercised the option to acquire 25.5% equity interests in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”) from Shenzhen Bingruixin Technology Co., Ltd. (“Bingruixin”) pursuant to the agreements with Bingruixin, Telling Telecommunication Co., Ltd and Yitian Xindong entered in December 2018.

After satisfaction of certain closing conditions for the option exercise, the Company will be required to pay a preliminary purchase price of RMB144.1 million to Bingruixin, subject to adjustment mechanisms based on Yitian Xindong’s operating and financial performance in 2019 and 2020. If Yitian Xindong fails to satisfy these performance requirements, the final purchase price may be reduced to RMB58.8 million and Bingruixin will be required to refund the Company the difference between the final purchase price and the preliminary purchase price paid by the Company.

As previously announced, the Company acquired 25.5% equity interests in Yitian Xindong in December 2018 and started to consolidate Yitian Xindong as a result of certain voting rights entrustment arrangement with Bingruixin. The Company expects to continue to consolidate Yitian Xindong after closing of the option exercise. Yitian Xindong owns the mobile application Tadu, a leading online reading application in China that currently has more than one million daily active users.

“The strategic investment in Tadu is about unleashing Fanyue’s full potential, building upon our collective synergies,” said Mr. Shuang Liu, Chief Executive Officer of Phoenix New Media. “We believe that will enable us to further expand our user base, differentiate our content, strengthen our IP developments and further optimize our revenue stream.”

The Company understands that its parent company, Phoenix Media Investment (Holdings) Limited (HK: 2008), or Phoenix TV, a company listed on Hong Kong Stock Exchange, today announced this transaction in a submission (the “announcement”) to the Hong Kong Stock Exchange in compliance with relevant disclosure requirements. The announcement contains further details with respect to this transaction. A copy of the announcement has been included as Exhibit 99.2 to this current report on Form 6-K for reference.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com